DIGITAL WORLD ACQUISITION CORP.

78 SW 7th Street

Miami, Florida 33130

August 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Digital World Acquisition Corp.

Registration Statement on Form S-1

Filed May 26, 2021, as amended

File No. 333- 256472

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Digital World Acquisition Corp. hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Thursday, August 5, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Patrick Orlando
Patrick Orlando
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP